Exhibit 99.1

Publication of the annual report and invitation to the

annual shareholders’ meeting

Nomination of Mr. Peter Guenter for Galapagos’ board of directors

Mechelen, Belgium; 29 March 2019, 22.15 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) published its annual report for the financial year 2018.

The annual report for the financial year 2018, including a review of figures and performance, is available online at http://reports.glpg.com/annual-report-2018/en and can also be downloaded as PDF.

Furthermore, Galapagos has the honor to invite its shareholders, warrant holders, directors, and statutory auditor to its annual shareholders’ meeting that will be held on Tuesday 30 April 2019 at 2:00 p.m. (CET) at the Company’s registered office.

In addition, Galapagos announces that Mr. Peter Guenter has been nominated to join the board of directors of Galapagos, subject to shareholder approval during the annual shareholders’ meeting of 30 April 2019.

Peter Guenter has been Chief Executive Officer of Almirall since 1 October 2017. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes & Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe & Northern Europe, Vice President Business Management & Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine & Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter is a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences of the University of Ghent.

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meeting can be consulted on our website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2018, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.